Filed Pursuant to Rule 433
Registration No. 333-158385
December 13, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

# HSBC USA Inc.
## Fixed to Floating Rate Notes

▸ 5 year Fixed to Floating Rate Notes due December 21, 2016

▸ Semi-annual coupon payments at a fixed rate of 2.00% p.a. for the first two years of the term of the Notes and based upon the 3-Month LIBOR plus a spread of 0.95% p.a., subject to a cap of 5.00% p.a., thereafter.

▸ Any payment on the Notes is subject to the credit risk of HSBC USA Inc.

The Notes offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission ("the SEC) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document and page S-3 of the accompanying prospectus supplement.**

|  | Price to Public | Fees and Commissions[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 |  |  |
| Total |  |  |  |

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 2.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

**HSBC**

**HSBC USA Inc.**

# Fixed to Floating Rate Notes

The offering of Fixed to Floating Notes due December 21, 2016 (the "Notes") will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. In reviewing the accompanying prospectus supplement, all references to "Reference Asset" therein shall refer to the applicable Coupon Rate (as defined below).

**This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments, at a fixed rate for the first two years of the term of the Notes and at a rate equal to the 3-Month LIBOR plus a spread, subject to the Cap, for the remainder of the term of the Notes. The following key terms relate to the offering of these Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Issuer Rating:** | A+ (S&P), A1 (Moody's), AA (Fitch)† |
| **Principal Amount:** | $1,000 per Note. |
| **Trade Date:** | December 14, 2011 |
| **Pricing Date:** | December 14, 2011 |
| **Original Issue Date:** | December 21, 2011 |
| **Maturity Date:** | Expected to be December 21, 2016, or if such day is not a Business Day, the next succeeding Business Day. |
| **Payment at Maturity:** | On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon. |
| **Coupon:** | The Coupon is paid semi-annually and will accrue at the applicable Coupon Rate set forth below. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. |
| **Coupon Rate:** | For each Coupon Payment Period between the Original Issue Date and two years after the Original Issue Date (the "Fixed Rate Payment Period"): 2.00% per annum. |
| | For each Coupon Payment Period following the Fixed Rate Payment Period (the "Floating Rate Payment Period"): a rate per annum equal to the lesser of (a) the 3-Month LIBOR on the applicable Coupon Determination Date (as defined below) plus 0.95% per annum, subject to the Minimum Coupon Rate (as defined below), and (b) the Cap. The Coupon Rate with respect to each Floating Rate Payment Period will be reset semi-annually on the applicable Coupon Determination Date. |
| **Coupon Payment Periods:** | The period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date. |
| **Cap:** | 5.00% per annum |
| **Minimum Coupon Rate:** | 0.95% per annum |

| | |
|---|---|
| **3-Month LIBOR:** | The London Interbank Offered Rate (British Banker's Association) for deposits in U.S. dollars for a period of three months that appears on Reuters page "LIBOR01", as of 11:00 a.m., London time, on the "Coupon Determination Date," which is, with respect to any Floating Rate Payment Period, the date which is two London Banking Days immediately preceding such Floating Rate Payment Period. For example, we expect that June 19, 2014 (which is two scheduled London Banking Days prior to the scheduled June 21, 2014 Coupon Payment Date during the Floating Rate Payment Period) will be the Coupon Determination Date with respect to the Floating Rate Payment Period commencing on, and including, June 21, 2014 to, and excluding December 21, 2014. If, on any date the 3-Month LIBOR is to be determined, the 3-Month LIBOR cannot be determined as described above, the calculation agent will determine the 3-Month LIBOR in accordance with the procedures set forth under "Description of Notes—LIBOR Notes" in the accompanying prospectus supplement. |
| **Coupon Payment Dates:** | The 21$^{st}$ calendar day of each June and December, commencing on June 21, 2012, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day and no additional interest will accrue for the applicable Coupon Payment Period from and after the originally scheduled Coupon Payment Date. If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date. |
| **London Banking Day:** | A day on which commercial banks are open for business, including dealings in U.S. Dollars, in the city of London, England. |
| **Business Day:** | Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York provided that, with respect to any Coupon Payment Date during the Floating Rate Payment Period, the day is also a London Banking Day. |
| **CUSIP/ISIN:** | 4042K1SW4 / |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |

[†] A credit rating reflects the creditworthiness of HSBC USA Inc and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

## GENERAL

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments that accrue at a fixed rate for the first two years of the term of the Notes and at a rate equal to the 3-Month LIBOR plus a spread, subject to the Cap and the Minimum Coupon Rate, for the remainder of the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Each Coupon is calculated based on the rate applicable to the relevant Fixed Rate Payment Period or Floating Rate Payment Period; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any such rate or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest in the Notes, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## COUPON

The Coupon is paid semi-annually and accrues at the applicable Coupon Rate. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Coupon Payment Dates are the 21st calendar day of each June and December, commencing on June 21, 2012, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day and no additional interest will accrue for the applicable Coupon Payment Period from and after the originally scheduled Coupon Payment Date. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

## CALCULATION AGENT

We or one of our affiliates will act as calculation agent with respect to the Notes.

## TRUSTEE

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

## PAYING AGENT

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You are willing to make an investment based on a fixed rate during the Fixed Rate Payment Period and dependent thereafter on the 3-Month LIBOR plus a spread of 0.95%, subject to the Cap.

▶ You believe the 3-Month LIBOR will generally be positive on Coupon Determination Dates by an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are willing to invest in the Notes based on the fixed rate of 2.00% per annum during the Fixed Rate Payment Period and a capped return of 5.00% per annum during the Floating Rate Payment Period, which may limit your Coupon for each Floating Rate Payment Period.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You are unwilling to invest in the Notes based on the spread of 0.95% added to the 3-Month LIBOR applicable to the corresponding Coupon Payment Dates during the Floating Rate Payment Period.

▶ You are unwilling to invest in the Notes based on the Cap, which may limit the Coupons for each Floating Rate Payment Period.

▶ You are unwilling to invest in the Notes based on the Coupon Rate during the Fixed Rate Payment Period equal to the fixed rate of 2.00% per annum.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

# RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

- "— Risks Relating to All Note Issuances";

- "—Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate"; and

- "—Additional Risks Relating to Notes With a Maximum Limitation, Maximum Rate, Ceiling or Cap."

## The Amount of Each Semi-Annual Coupon Payable During the Floating Rate Payment Period is Uncertain and Could be Equal to the Minimum Coupon Rate.

You will receive a semi-annual Coupon on the applicable Coupon Payment Date during the Floating Rate Payment Period that accrues at a rate per annum equal to the 3-Month LIBOR plus 0.95%, subject to the Cap of 5.00% per annum and the Minimum Coupon Rate of 0.95% per annum.  The 3-Month LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors.  The effect that any single factor may have on the 3-Month LIBOR may be partially offset by other factors.  We cannot predict the factors that may cause the 3-Month LIBOR to increase or decrease.  A decrease in 3-Month LIBOR below 4.05% applicable to a Coupon Payment Date during the Floating Rate Payment Period will result in a reduction of the applicable Coupon.  A 3-Month LIBOR that is less than or equal to zero will cause the Coupon Rate for the applicable Coupon Payment Date during the Floating Rate Payment Period to be equal to the Minimum Coupon Rate.  Each semi-annual Coupon after December 21, 2013 may be equal to the Minimum Coupon Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Coupon Rate to maturity of the Notes as compared to other investment alternatives.

## The Notes are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Floating Rate Payment Period and is Variable.

The Coupon Rate is not fixed for any Floating Rate Payment Period, but will vary depending on the 3-Month LIBOR plus 0.95%, subject to the Cap, which may be less than returns otherwise payable on debt securities issued by us with similar maturities.  The variable interest rate on the Notes, while determined, in part, by reference to the 3-Month LIBOR, does not actually pay at such rate.  We have no control over any fluctuations in the 3-Month LIBOR.

## Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including the return of the Principal Amount at maturity or any Coupon payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

## Your Coupon Rate for Each Coupon Payment Date during the Floating Rate Payment Period is Limited By the Cap.

During the Floating Rate Payment Period, the Coupon Rate will be capped at the Cap of 5.00% per annum.  As a result, you will not participate in any 3-Month LIBOR in excess of 4.05%.  YOUR COUPON RATE WILL NOT BE GREATER THAN THE CAP.

## The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of the Issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

**Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.**

While the payment of the Coupons and the Payment at Maturity described in this free writing prospectus are based on the full aggregate Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing, if at all, to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for the Notes, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

**The Notes Lack Liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the Notes. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the Notes.

**Potential Conflicts.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Tax Treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**The 3-Month LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected By a Number of Factors.**

The 3-Month LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,
- changes in, or perceptions, about the future 3-Month LIBOR,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 3-Month LIBOR,
- the time remaining to the maturity of the Notes, and
- the creditworthiness of the Issuer.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the 3-Month LIBOR could result in the corresponding Coupon Rate decreasing or a Coupon Rate equal to the Minimum Coupon Rate and thus in the reduction of the Coupon payable on the Notes.

## ILLUSTRATIVE EXAMPLES

The following scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the 3-Month LIBOR and we cannot predict the 3-Month LIBOR on any Coupon Determination Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the 3-Month LIBOR. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Coupon determination during the Floating Rate Payment Period for a $1,000.00 Principal Amount of Notes, assume that there are 180 days in each semi-annual period and reflect the Coupon Cap of 5.00%, the Minimum Coupon Rate of 0.95% and the spread of 0.95%. On each Coupon Payment Date during the Fixed Rate Payment Period, you will receive a Coupon at a Coupon Rate of 2.00% per annum, or in the amount of $10.00, per $1,000 Principal Amount of Notes.

| Hypothetical 3-Month LIBOR | | Spread | Cap | Hypothetical Coupon Rate Per Annum | Hypothetical Coupon |
|---|---|---|---|---|---|
| 10.00% | + | 0.95% | 5.00% | 5.00% | $25.00 |
| 9.00% | + | 0.95% | 5.00% | 5.00% | $25.00 |
| 8.00% | + | 0.95% | 5.00% | 5.00% | $25.00 |
| 7.00% | + | 0.95% | 5.00% | 5.00% | $25.00 |
| 6.00% | + | 0.95% | 5.00% | 5.00% | $25.00 |
| 5.00% | + | 0.95% | 5.00% | 5.00% | $25.00 |
| 4.05% | + | 0.95% | 5.00% | 5.00% | $25.00 |
| 4.00% | + | 0.95% | 5.00% | 4.95% | $24.75 |
| 3.80% | + | 0.95% | 5.00% | 4.75% | $23.75 |
| 3.60% | + | 0.95% | 5.00% | 4.55% | $22.75 |
| 3.40% | + | 0.95% | 5.00% | 4.35% | $21.75 |
| 3.20% | + | 0.95% | 5.00% | 4.15% | $20.75 |
| 3.00% | + | 0.95% | 5.00% | 3.95% | $19.75 |
| 2.80% | + | 0.95% | 5.00% | 3.75% | $18.75 |
| 2.60% | + | 0.95% | 5.00% | 3.55% | $17.75 |
| 2.40% | + | 0.95% | 5.00% | 3.35% | $16.75 |
| 2.20% | + | 0.95% | 5.00% | 3.15% | $15.75 |
| 2.00% | + | 0.95% | 5.00% | 2.95% | $14.75 |
| 1.00% | + | 0.95% | 5.00% | 1.95% | $9.75 |
| 0.00% | + | 0.95% | 5.00% | 0.95% | $4.75 |
| -1.00% | + | 0.95% | 5.00% | 0.95% | $4.75 |

**Example 1:  On a Coupon Determination Date, the 3-Month LIBOR is equal to 2.00%.** Because the 3-Month LIBOR plus 0.95% is 2.95%, which is less than the Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is 2.95% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $14.75 per $1,000 Principal Amount of Notes, calculated as follows:

$$1,000 \times \text{Coupon Rate} \times 180/360$$
$$= \$1,000 \times 2.95\% \times 180/360$$
$$= \$14.75$$

**Example 2:  On a Coupon Determination Date, the 3-Month LIBOR is equal to 8.00%.** Because the 3-Month LIBOR plus 0.95% is 8.95%, which is greater than the Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the Cap of 5.00% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $25.00 per $1,000 Principal Amount of Notes, the maximum payment on the Notes, calculated as follows:

$$1,000 \times \text{Coupon Rate} \times 180/360$$
$$= \$1,000 \times 5.00\% \times 180/360$$
$$= \$25.00$$

**Example 3:  On a Coupon Determination Date, the 3-Month LIBOR is equal to -0.95%.** Because the 3-Month LIBOR plus 0.95% is zero, which is less than the Minimum Coupon Rate of 0.95%, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the Minimum Coupon Rate of 0.95% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $4.75 per $1,000 Principal Amount of Notes, the minimum payment on the Notes, calculated as follows:

$$1,000 \times \text{Coupon Rate} \times 180/360$$
$$= \$1,000 \times 0.95\% \times 180/360$$
$$= \$4.75$$

## HISTORICAL PERFORMANCE OF THE 3-MONTH LIBOR

The following graph sets forth the historical performance of the 3-Month LIBOR based on the daily historical closing levels from December 13, 2006 through December 12, 2011. We obtained the closing rates below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. The closing rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Coupon Rate on the Notes.

The 3-Month LIBOR, as appeared on Bloomberg Professional® Service on December 12, 2011 was 0.5435%. The closing rate reported by Bloomberg Professional® Service may not be indicative of the 3-Month LIBOR that will be derived from the applicable Reuters page.

**Historical Performance of the 3-Month LIBOR**



**Source: Bloomberg Professional® Service**

The historical 3-Month LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3-Month LIBOR relevant to any Coupon Payment Date during the Floating Rate Payment Period. We cannot give you assurance that the performance of the 3-Month LIBOR will result in a Coupon Rate, other than with respect to Coupon Payments Dates originally scheduled to occur on or before December 21, 2013, that will provide a satisfactory return on your investment.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on page FWP-2 in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. The accelerated Maturity Date will be the fifth Business Day following the accelerated final Coupon Determination Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of approximately 2.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the Notes will be made against payment for the securities on or about the Original Issue Date set forth on page FWP-2 of this document, which is expected to be the fifth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Except to the extent of any original issue discount, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, a U.S. holder (as defined in the accompanying prospectus supplement) must include any original issue discount in income as ordinary interest as it accrues, possibly in advance of receipt of cash attributable to such income. You should review the discussion set forth in "Certain U.S. Federal Income Tax Considerations – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Variable Rate Debt Instruments" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

## TABLE OF CONTENTS

### Free Writing Prospectus



### Prospectus Supplement



### Prospectus



**You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.**

# HSBC USA Inc.

## $ Fixed to Floating Rate Notes due December 21, 2016

## December 13, 2011

**FREE WRITING PROSPECTUS**